FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2016

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from October 1, 2016 to October 31, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 10, 2016	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from October 1, 2016 to October 31, 2016 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on November 10, 2016]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

		as of October 31, 2016

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (July 28, 2016)
(Period of repurchase: from August 15, 2016 to January 27, 2017 (excluding the period between October 28, 2016 to November 11, 2016))		100,000,000	45,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date)
	October 3	2,434,500	1,115,946,040
	October 4	1,217,200	566,323,760
	October 5	1,217,200	570,737,970
	October 6	1,217,200	581,203,080
	October 7	1,217,200	570,950,780
	October 11	1,234,500	583,169,780
	October 12	1,234,500	570,426,590
	October 13	1,234,500	570,126,070
	October 14	1,234,500	566,188,230
	October 17	1,278,800	597,455,100
	October 18	1,278,800	595,115,110
	October 19	1,278,800	608,151,040
	October 20	1,278,800	626,246,850
	October 21	1,278,800	631,844,730
	October 24	1,249,600	609,247,130
	October 25	1,249,600	617,628,860
	October 26	1,249,600	615,085,780
	October 27	1,249,600	620,390,580

Total	—	23,633,700	11,216,237,480

Aggregate shares repurchased as of the end of this reporting month		62,114,800	29,172,523,200

Progress of share repurchase (%)		62.1	64.8

2.	Status of disposition

			as of October 31, 2016

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date)	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date)	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange or demerger	(Date)	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date)	—	—
Subtotal	—	—	—
Other (exercise of stock acquisition rights)	(Date)
	October 3	16,500	314,500
	October 6	18,400	18,400
	October 12	612,100	612,100
	October 13	15,500	15,500
	October 17	1,800	1,800
	October 20	2,000	596,000
	October 21	293,000	888,000
	October 24	692,900	692,900
	October 25	860,600	860,600
	October 26	131,600	1,616,600
	October 27	213,100	1,995,100
	October 28	4,900	600,900
	October 31	2,188,500	2,188,500

Subtotal	—	5,050,900	10,400,900

Total	—	5,050,900	10,400,900

3.	Status of shares held in treasury

as of October 31, 2016

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,822,562,601
Number of shares held in treasury	285,138,988